September 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Thomas Jones
Jay Ingram
Heather Clark
Martin James

Re:	Hennessy Capital Investment Corp. VI
Registration Statement on Form S-1
Filed March 10, 2021, as amended
File No. 333-254062

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 23, 2021, in which we, the representatives of the several underwriters (the “Representatives”), joined in the request of Hennessy Capital Investment Corp. VI (the “Company”) to accelerate the effective date of the above-referenced registration statement for September 27, 2021, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representatives, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

* * *

[Signature Page Follows]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Niraj J. Shah
Name: Niraj J. Shah
Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]